EQUIV="Content-Type" CONTENT="text/html; charset=windows-1252"> Registration No

Registration No. 333-35460 424 (b)(2)

Pricing Supplement No:329 Cusip:14912LS44

Dated: June 29, 2001

Caterpillar Financial Services Corporation

Medium-Term Notes, Series F

(Exchangeable Floating Rate)

With Maturities of 9 Months or More from Date of Issue

Principal Amount: Initial Interest Rate: Proceed Amount:

$302,864,000 3 Month Libor + 5 bps $302,333,988

Original Issue Date: Commission Fee: Initial Maturity Date:

07/09/2001 $530,012 7/09/2002

Dealer: Index Maturity Spread +/-:

Goldman Sachs & Co. Quarterly *See "Other Terms"

Specified Currency: Option to Elect Payment Authorized Denominations

x U.S. dollars in U.S. dollars (only applicable if

_ Other:___________ (only applicable if Specified Currency is

Specified Currency is other than U.S.

other than U.S. dollars): N/A

N/A

The Note is a: Exchange Rate Agent X Global Note (if other than U.S.

Certificated Note Bank Trust, N.A.): N/A (only applicable if

Specified Currency

is other than U.S. dollars) Spread Multiplier: N/A

Interest Rate Basis of Bases: 3 Month LIBOR

LIBOR Source (only applicable if LIBOR Interest Rate Basis):

__Reuters X Telerate

LIBOR Currency (only applicable if LIBOR Interest Rate Basis): U.S. Dollar

Maximum Interest Rate: N/A Interest Payment Period: Quarterly

Interest Payment Dates: Coupons will pay/reset quarterly on the 9th of

October, January, April, and July (or next good

Business day) modified following convention.

Initial payment due 10/09/01.

Minimum Interest Rate: N/A

Interest Rate Reset Option: _Yes X No

Optional Reset Dates (only applicable if option to reset spread or spread multiplier): N/A

Basis for Interest Rate Reset (only applicable if option to reset spread or spread multiplier): N/A

Minimum Interest Rate: N/A Interest Payment Dates: N/A

Stated Maturity Extension Option: _ Yes X No

Extension Period(s) and Final Maturity Date (only applicable if option to extend stated maturity): N/A

Basis for Interest Rate During Extension Period (only applicable if option to extend stated maturity): N/A

Historical Exchange Rate (only applicable if Specified Currency other than U.S. dollars): N/A

Interest Payment Dates: Coupons will pay/reset quarterly on the 9th of

October, January, April, and July (or next good

Business day) modified following convention.

Initial payment due 10/09/01.

Interest Determination Dates: Two London business days prior to the reset date.

Calculation Agent (if other than U.S. Bank Trust, N.A.): N/A

Original Issue Total Amount of OID: N/A Terms of Amortizing Discount Note: Notes: N/A

Yes x No Issue Price (expressed

as a percentage of

aggregate principal

amount): 100%

Redemption Date(s) (including Redemption Price(s): N/A any applicable regular or special record dates): N/A

Repayment Date(s) (including Repayment Price(s): N/A any applicable regular or special record dates): N/A

Other Terms: N/A

The interest rates on the Notes may be changed by Caterpillar Financial Services Corporation from time to time, but any such change will not affect the interest rate on any Note offered prior to the effective date of the change. Prior to the date of this Pricing Supplement, $2,950.95 mm principal amount of the Notes had been sold at interest rates then in effect. Additionally, the total principal amount of the Notes offered by Caterpillar Financial Services Corporation pursuant to its Prospectus Supplement dated June 1, 2000 and Prospectus dated May 11, 2000 has been reduced from $4,000.0 mm to $3,253.814 mm. $746.186 mm principal amount of debt securities registered pursuant to Registration Statement No. 333-35460 were offered by Caterpillar Financial Services Corporation pursuant to its Prospectus Supplement and related Prospectus each dated September 8, 2000 and its Prospectus supplement dated May 8, 2001 and related Prospectus dated May 11, 2000.

_________________________________

Pricing Supplement to Prospectus Supplement dated June 1, 2000 and Prospectus dated May 11, 2000

ADDENDUM

Exchangeable Floating Rate Notes

Other Terms

The holder shall have the right, as of the Maturity Date (the "Exchange Date" as to the Notes), to exchange any Principal Amount of $1000 (or an integral multiple thereof) of the Notes for a like principal amount of a tranche of the Issuers Medium-Term Notes, Series F having the same terms as the Notes, except that the new tranche of Notes shall have the Issue Date, Spread and Maturity Date specified below ("Exchange Notes"). Exchange Notes (and any further Exchange Notes for which Exchange Notes may successively be exchanged) will, except as provided below, include a similar provision giving the holder thereof the right, as of the Maturity Date (the "Exchange Date" as to such Exchange Notes), to exchange any Principal Amount of $1000 (or an integral multiple thereof) of such Exchange Notes (such Exchange Notes being for these purposes sometimes referred to herein as "Prior Notes") for a like principal amount of a further tranche of Exchange Notes with the same terms as the Prior Notes, except that such Exchange Notes will have the Issue Date, Spread and Maturity Date specified below.

The Issue Date of any tranche of Exchange Notes will be the Exchange Date for the Notes or the related Prior Notes.

The Spread will be plus 0.05% for the Notes, plus 0.08% for Exchange Notes issued in July 2002, plus 0.10% for Exchange Notes issued in July 2003, plus 0.12% for Exchange Notes issued in July 2004 and plus 0.12% for Exchange Notes issued in July 2005.

The holder may exchange Notes and any Exchange Notes, as to a Principal Amount of $1000 or an integral multiple thereof, by providing instructions and irrevocably transferring such Notes or Exchange Notes through The Depository Trust Company ("DTC") for exchange for a like amount of the tranche of Exchange Notes for which the same are then exchangeable, during the period commencing on the Issue Date and ending on the 2nd Business day prior to the Maturity Date of the Notes or Exchange Notes being exchanged (the "Exchange Period"). If the holder shall fail to provide instructions to exchange Notes or Exchange Notes as to any Principal Amount, as herein above provided, prior to the close of business in New York City on the last day of the applicable Exchange Period, the right of the holder to exchange the Notes or Exchange Notes, as the case may be, shall automatically terminate, and the Notes or Exchange Notes, as to such Principal Amount, will mature on the Maturity Date.

The Notes to which this Pricing Supplement relates are (and any Exchange Notes for which they may be exchanged will be) Global Notes, as described under "Description of Notes Book-Entry System" in the Prospectus Supplement, and DTC will be the depository for the Notes and any Exchange Notes. As a result, DTC or its nominee will be the sole holder of the Notes and any Exchange Notes. DTC will accept instructions to exchange Notes or Exchange Notes only from Direct Participants shown on its books and records as the owner of such Notes or Exchange Notes. Instructions by Indirect Participants or Beneficial Owners of Notes held directly or indirectly through Direct Participants to exchange Notes or Exchange Notes may be transmitted to DTC only by Direct Participants. In order to ensure that a Direct Participant will timely exercise a right to exchange a particular Note or Exchange Note, the Indirect Participant or Beneficial Owner of such Note must instruct the Direct Participant or Indirect Participant through which it holds an interest in such Note to exercise such right. Firms may have different cut-off times for accepting instructions from their customers and, accordingly, each Indirect Participant or Beneficial Owner should consult the Direct Participant or Indirect Participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely instructions to be delivered to DTC. None of the Issuer, the Trustee or any agent of either of them will have any liability to the holder or to any Direct Participant, Indirect Participant or Beneficial Owner for any delay in exercising the option to exchange a Note or Exchange Note.

The Issuer makes no recommendation as to whether a holder should exchange the Notes for Exchange Notes. Holders are urged to consult their own advisers as to the desirability of exercising their right to exchange the Notes.

Certain United States Federal Income Tax Consequences:

The following is a summary of certain United States federal income tax consequences relevant to the ownership of the Notes as of the date hereof. This summary supplements the discussion set forth in the Prospectus Supplement under the heading "Certain United States Federal Income Tax Consequences -- United States Holders."

In general, for the reasons set out below, a United States holder of a Note should include stated interest in income as it is paid or accrued, in accordance with the holder's method of tax accounting. In addition, a United States holder of a Note should not recognize gain or loss prior to the redemption or disposition of the Notes. However, the matter is not free from doubt. United States holders of the Notes should therefore consult their own tax advisors regarding the tax treatment of the Notes.

The United States federal income tax treatment of the Notes depends upon the application and possible interplay of separate provisions of the Treasury Regulations. The likely result is that the OID Regulations determine the tax consequences of the ownership of the Notes without interplay of Treasury Regulations dealing with deemed exchanges of debt instruments. Under the OID Regulations, a holder of a debt instrument (an "Exchangeable Note") with a maturity date that may be extended at the option of the holder will determine the yield and the maturity of the debt instrument depending upon whether the option to extend is treated as exercised. The option to extend shall be treated as exercised if the resulting yield on the Exchangeable Note would be greater than it would be if the option to extend were not exercised. Accordingly, under the OID Regulations the Notes would be treated as having a term of five years. In addition, under the OID Regulations the interest rate formulas on the Notes together should qualify as a single qualified floating rate because the values of all the interest rates on the issue date will be within 0.25 percentage points of each other. As a result, under this approach all stated interest should be treated as qualified stated interest and taxable to a United States holder of a Note when accrued or received in accordance with the holder's method of tax accounting. The manner in which premium and market discount would be calculated on the Notes (see the discussion set forth in the Prospectus Supplement under the heading "Certain United States Federal Income Tax Consequences -- United States Holders -- Premium and Market Discount") for subsequent purchasers of the Notes is uncertain.

Other characterizations are also possible. For example, the Notes could be treated as a series of one-year Notes. Accordingly, prospective investors should consult their own tax advisors regarding the possible treatment of the Notes as a series of one-year Notes and the possibility of gain recognition upon exercise of the exchange option or the possible inconsistent application of the OID Regulations and the deemed exchange rules.